EXHIBIT 99.1

Colliers Completes Acquisition of Englobe

TORONTO and LAVAL, Quebec, July 30, 2024 (GLOBE NEWSWIRE) -- Global diversified professional services and investment management company, Colliers (NASDAQ, TSX: CIGI), announced today it has completed its previously announced acquisition of a controlling interest of Englobe Corporation (“Englobe”), a leading Canadian multi-discipline engineering, environmental and inspection services firm. The acquisition represents Colliers’ entry into the attractive Canadian engineering marketplace and enhances our capabilities in our growing Engineering division.

Colliers Contacts
Elias Mulamoottil
Co-Chief Investment Officer

Christian Mayer
Chief Financial Officer

(416) 960-9500

About Colliers

Colliers is a leading diversified professional services and investment management company. With operations in 68 countries, our 19,000 enterprising professionals work collaboratively to provide expert real estate and investment advice to clients. For more than 29 years, our experienced leadership with significant inside ownership has delivered compound annual investment returns of approximately 20% for shareholders. With annual revenues of $4.3 billion and $96 billion of assets under management, Colliers maximizes the potential of property and real assets to accelerate the success of our clients, our investors, and our people. Learn more at corporate.colliers.com, X @Colliers or LinkedIn.

About Englobe

Headquartered in Laval, Englobe is a leading engineering and environmental services firm with a well-established network of offices and facilities across Canada. The Company’s 2,800+ team members include engineers, professionals, technicians and technical support staff. Englobe offers a broad suite of services from engineering, design and inspection to environmental consulting and remediation. It completes over 25,000 projects annually for public and private sector clients. For more information, visit https://www.englobecorp.com/.